EXHIBIT 99.91

High Tide Responds to COVID-19 Lockdown Measures in Ontario

CALGARY, AB, Nov. 23, 2020 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, today announced that it is fully and immediately compliant with the order issued by the Province of Ontario to place Toronto and Peel under the lockdown category of the government's tiered framework for COVID-19 restrictions. In Toronto, the affected locations have been adjusted to offer only curbside pickup as of 12:01 AM on Monday, November 23, 2020 with delivery services to follow shortly thereafter for the announced 28-day period. High Tide currently operates 60 other retail cannabis stores across Canada and it does not have any locations in the Peel Region.

"Throughout the pandemic, we have remained agile in our operations to prioritize the needs of our customers across the country in a safe and compliant manner. Our curbside pickup services available at CannaCabana.com and MetaCannabis.com will continue to provide our Toronto-based customers with access to our full catalog of cannabis products throughout the 28-day lockdown," said Raj Grover, President and Chief Executive Officer of High Tide. "As a diversified cannabis company with 66 retail locations in four provinces, a robust e-commerce portfolio and extensive operations in the US and abroad, we expect the lockdown to minimally impact our business. We will continue to optimize our business and are taking appropriate action to manage our operating costs accordingly," added Mr. Grover.

To reiterate its previous statements regarding the pandemic issued earlier in 2020, High Tide has continued to respond to COVID-19 with changes to internal business practices consistent with the guidelines of public health authorities. Since inception, High Tide's purpose has been to serve cannabis enthusiasts and a significant part of that commitment is ensuring that the Company is putting the safety of its customers and employees first. The Company has implemented significant measures to protect the health and wellbeing of these valued individuals. High Tide continues to monitor the situation closely while keeping its retail locations and wholesale facilities operating, where permitted.

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 66 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous lifestyle accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports which are and will be available on SEDAR.

SOURCE High Tide Inc.

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For further information: Vahan Ajamian, Vice President, Capital Markets, Email: ir@hightideinc.com, Tel: 1-403-770-9435

CO: High Tide Inc.

CNW 06:00e 23-NOV-20